National Property Investors III

55 Beattie Place, PO Box 1089

Greenville, SC 29602

March 7, 2008

Correspondence Filing Via Edgar and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:

Linda van Doorn

Mark Rakip

Re:

National Property Investors III

Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-09567)

Ladies and Gentlemen:

This letter responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned on behalf of National Property Investors III (the “Partnership”) in a letter dated February 14, 2008 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006.  In connection with the response, the Partnership acknowledges that (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.

Comment:  We acknowledge your response to our prior comment from our letter dated January 24, 2008, and appreciate the greater clarity your proposed new disclosure provides.  In the event that the revolving credit facility is not terminated, you should include the audited balance sheet of the managing general partner in your future filings on Form 10-KSB.

The Partnership acknowledges that it will include, in response to the Staff’s comment, the disclosure proposed in the Partnership’s response letter dated February 1, 2008 in its next filing on Form 10-KSB. The Partnership further acknowledges that in the event the revolving credit facility is not terminated, the Partnership will include the audited balance sheet of the managing general partner in its future filings on Form 10-KSB.

Item 13. Exhibits

Exhibits 31.1 and 31.2

2.

Comment: Please amend your filing and include your certifications as exhibits to this Form 10-KSB.

The Form 10-KSB for the year ended December 31, 2006 has been amended to include the certifications as exhibits to this Form 10-KSB.  The amended document was filed on February 22, 2008.

If you need additional information, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

/s/Stephen B. Waters
Stephen B. Waters
Vice President
NPI Equity Investments, Inc., Managing General Partner of National Property Investors III